TAG Oil Flows Gas from Sole Risk Operation; Update on the SuppleJack South-1a Well In New Zealand

Company’s North American Expertise Yields Gas Instead of Water

Calgary, Alberta – February 14, 2006 – Independent Canadian oil and gas exploration company TAG Oil (TSX-V: TAO and OTCBB: TAGOF) announced today that its usage of under-balanced perforation techniques on the SuppleJack South-1a well has yielded gas, a significant improvement over prior results achieved by the two original partners on the project, which yielded only water.

After numerous flow and shut-in test periods over the last couple of weeks, downhole gauges are currently monitoring buildup pressures in the well, which will determine commerciality. The sole risk testing achieved a major objective, which was to determine if TAG Oil could successfully apply its knowledge to the project while minimizing capital exposure. The results have not only provided TAG Oil with critical information on the impact and application of new technologies related to certain completion techniques, they have confirmed the importance of controlling damage to these reservoirs during the drilling phase of operations.

Drew Cadenhead, CEO of TAG Oil, stated: “We continue to leverage operational techniques now common in North America, techniques that local operators were wary of testing here in New Zealand. We have gained useful knowledge at the SuppleJack South-1a well, including substantive proof that operators have not been employing optimal drilling and completion techniques while testing these easily damaged Miocene formations. Although no substantial fluid losses were reported during the drilling of this zone, we have recovered over 100 barrels of invasion fluids along with the gas, leading us to believe this type of formation damage has likely occurred in all similarly drilled zones. We are building up to a multi-well, multi-formation commercial gas project at SuppleJack, and we will apply the knowledge gained at SuppleJack South-1a to our continuing explorations.”

Cadenhead also added, “The results at SuppleJack South-1a confirm the complex nature of the Miocene reservoirs in the Taranaki Basin. We are focusing on the SuppleJack area as we believe we are in a rich hydrocarbon migration pathway with follow-up prospects in the immediate vicinity ready to be drilled. What we are learning with minimal capital exposure such as the sole risk operation at SuppleJack South-1a, will help TAG move forward on higher working interest projects in the future. We’re going to be involved in a number of these types of wells in the next year, and the more we learn in this under-drilled basin, the closer we get to successfully exploiting these prospects.”

About TAG Oil:
TAG Oil Ltd. is an independent Canadian oil and gas exploration company with a well-balanced portfolio of assets in and around the Canterbury and Taranaki basins of New Zealand. This regional focus supports the Company's mandate to explore in countries with low political risk and low government taxation, through the establishment of a portfolio of both high risk/high reward exploration projects and low risk/moderate reward acreage in producing basins. With exploration permits totaling 4,052,891 gross acres (net 1,500,330) TAG Oil is one of the largest holders of prospective acreage in New Zealand.

TAG Oil trades on the TSX Venture Exchange (TSX-V) with the ticker symbol TAO, and on the OTCBB with the symbol TAGOF. More information is available on the Company’s website at: www.tagoil.com.

Forward Looking Statements:
Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG Oil. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG Oil that actual results realized in the future will be the same in whole or in part as those presented herein. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ from those contained in the forward-looking statements are set forth in filings that the Company has made, including the Company's most recent reports in Canada under National Instrument 51-102 and in the United States under Forms 20-F and 6K.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Media Contact:
Jeanette Long
jlong@mcorpmail.com
1-866-526-2650, ext. 710